UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sinovac Biotech Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

No. 39 Shangdi Xi Rd
Address of Principal Executive Office (Street and Number)

Haidian District, Beijing 100085, People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sinovac Biotech Ltd. (the “Company”) is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”) by the prescribed due date.

On January 16, 2025, the Judicial Committee of the Privy Council of the United Kingdom (the “Privy Council”) issued a ruling regarding the Company. As a consequence of that ruling, on April 15, 2025, Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”) resigned as the Company’s independent registered public accounting firm. On the same date, Grant Thornton notified the Company that its previously issued audit opinions on the Company’s consolidated financial statements and internal controls over financial reporting for the fiscal years ended December 31, 2023, 2022, and 2021 should no longer be relied upon.

On December 31, 2025, the Company appointed Zhonghua Certified Public Accountants LLP to perform integrated audits of the Company’s financial statements for the fiscal years ended December 31, 2025 and 2024, and financial statement audits for the fiscal years ended December 31, 2023, 2022, and 2021. Following the ruling issued by the Privy Council in January 2025, the Company has determined that its common shares and preferred shares require retrospective adjustment, and that the previously issued consolidated financial statements for fiscal years 2021 through 2023 must be restated. These restatements will delay the filing of the 2025 Annual Report. The Company intends to file the 2025 Annual Report as soon as practicable following completion of the requisite audits.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Helen Yang	+86	1860-095-1379
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒

The Company delayed filing the annual report for the fiscal year ended December 31, 2024 (the “2024 Annual Report”) and filed the 2024 Annual Report on April 30, 2026 because of the reason described above in Part III.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sinovac Biotech Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2026	By:	/s/ Nan Wang
		Name:	Nan Wang
		Title:	Chief Financial Officer

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